NEWS RELEASE

THE ANTELOPE-3 APPRAISAL WELL ENCOUNTERED THE
RESERVOIR 217 FEET HIGHER THAN PROGNOSIS

Port Moresby and Houston, TX -- November 30, 2012 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) announced that the Antelope-3 appraisal well in Petroleum Retention License 15 in Papua New Guinea has penetrated the top of the reservoir at 5,328 feet (1,624 meters) measured depth, 217 feet (66 meters) above the predrill estimate, and 92 feet (28 meters) higher than the Antelope-1 well. The well began flowing and was shut in at the surface. Subsequently, the gas kick was circulated out while flaring. The 9 5/8 inch liner was then installed, vertical well bore seismic (VSP) acquired, and the 9 5/8 inch casing tied back to surface with dual downhole deployment valves completed. Once the blow out preventer is installed and tested we will be running into hole to commence drilling the reservoir section in 6 ¼” hole.

The forward plan is to drill approximately 300 feet (90 meters) in to the reservoir and then conduct a drill stem test over the open hole section of the wellbore below the casing shoe. After completing DST#1, we plan to drill the entire reservoir interval to an anticipated total depth of approximately 8,366 feet (2,550 meters) followed by wireline logging, rotary sidewall coring and drill stem testing.

The Antelope-3 primary objectives are to: 1) confirm reservoir depth, composition, character and continuity, 2) provide samples for analysis to further assist in development well planning, 3) assist in the gas resource evaluation, 4) satisfy work program obligations for PRL 15 and 5) complete the well as a future production well.

On November 27th, 2012, InterOil was notified by the Papua New Guinea Department of Petroleum and Energy (DPE) that it had been granted an approval of license variation to PRL 15, allowing the company to defer the drilling of a second commitment well from the first two year work program into the second two year work program. This should allow InterOil to manage service industry cost as we ramp up to a two well drilling program without straining the available resources in PNG.

“The Antelope-3 well has confirmed the top of the reservoir is over 200 feet higher than prognosis. These results support our reservoir model, and, all else being equal, should have a positive impact on our year-end resource estimate. Furthermore, we are pleased to have the support of Minister Duma and the DPE to allow flexibility to control costs and logistics of a two rig operation,” said Mr. Phil Mulacek, Chief Executive Officer of InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, strategies and plans, proposed drilling of the Antelope-3 well, predicted total depth of the well, the time required to drill, log and test the well, the depth to the top of the reservoir, the potential for gas and gas condensate to be encountered by the well, completion of the Antelope-3 well, and the characteristics of the targeted reservoir. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.